Exhibit 99.1

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF
D. MEDICAL INDUSTRIES LTD.

Granot Mobile Post Hefer, 38100, Israel

This proxy card is to be used in used in connection with the Company's special general meeting of shareholders (the "Meeting") of D. Medical Industries Ltd. (the "Company"), which will be held on March 27, 2013. The record date for voting at the Meeting is February 26, 2013 (the "Record Date").

Shareholder's name:                                                                           ___________________

Shareholder's Israeli ID number:                                                      ___________________

If the shareholder does not have an Israeli ID:

•	Passport Number:	___________________

•	Country of Issuance:	___________________

•	Valid until:	___________________

If the shareholder is a corporation:

•	Corporation Number:	___________________

•	Incorporated in:	___________________

Please mark your vote in blue or black ink as shown here:  ☒

Election of Mr. Liav Even-Chen as external director of the Company for a three-year term.1	FOR ☐	AGAINST ☐	ABSTAIN ☐
Are you a controlling shareholder in the Company, or have a personal interest in the election of Mr. Liav Even-Chen (other than a personal interest unrelated to relationships with a controlling shareholder of the Company?2
	YES3 ☐	NO ☐

If you have personal interest in the election of Mr. Even-Chen, please provide additional details:

______________________________________________________________________________

______________________________________________________________________________

Signature of Shareholder:            ___________________

Date:                                              ___________________

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”), must enclose with the proxy card an ownership certificate (as of the Record Date) from that TASE member. A shareholder, whose shares are not registered with a member of the TASE, must enclose with the proxy card a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder stating the ownership of such shares as of the Record Date and that it did not vote such shares. Shareholders, whose shares are registered at the Company's share register, must enclose with the proxy card a copy of their Israeli ID, passport or certificate of incorporation.

1 If you don't make you vote, your vote will be counted as “ABSTAIN”.

2 If you do not mark either YES or NO, your shares will not be voted.

3 If you mark YES and don't provide further details below, your shares will not be voted.